UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

223622101

(CUSIP Number)

UniCredit S.p.A.

c/o Andy Lupo

UniCredit Bank AG

150 East 42nd Street

New York, New York 10017

Tel.: (212) 672-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 223622101	Page 2 of 7

1.	Names of Reporting Persons UniCredit S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UniCredit S.p.A. is organized under the laws of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,833,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,833,634
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,833,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) BK

CUSIP NO. 223622101	Page 3 of 7

1.	Names of Reporting Persons UniCredit Bank Austria AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UniCredit Bank Austria AG is organized under the laws of Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,833,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,833,634
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,833,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) BK

CUSIP NO. 223622101	Page 4 of 7

1.	Names of Reporting Persons BA Alpine Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BA Alpine Holdings, Inc. is organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,833,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,833,634
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,833,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) CO, IV, OO

CUSIP NO. 223622101	Page 5 of 7

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 599 Lexington Avenue, 20th Floor, New York, New York 10022. This Amendment No. 4 (“Amendment No. 4”) supplements and amends the Schedule 13D filed on March 12, 2010 (the “Original Schedule 13D”) by BA Alpine Holdings, Inc. (“BA Alpine”), UniCredit Bank Austria AG (“Bank Austria”) and UniCredit S.p.A. (“UniCredit”) (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, as amended on May 13, 2010 (“Amendment No. 1”), February 20, 2013 (“Amendment No. 2”), and June 25, 2013 (“Amendment No. 3”). Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and/or Amendment No. 3. The Reporting Persons are filing this Amendment No. 4 to report that, as a result of certain sales of the Class A Common Stock in ordinary market transactions (see Item 5), the Reporting Persons’ beneficial ownership of the Class A Common Stock has decreased by more than one percent, and that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Class A Common Stock. Except as specifically amended by this Amendment No. 4, the disclosure in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, remains in full force and effect.

Item 4.	Purpose of Transaction

The responses set forth in Item 4 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are hereby amended and supplemented as follows:

Between June 25 and July 17, 2013, the Reporting Persons effected sales of 1,847,668 shares of the Class A Common Stock in open market transactions in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. (See Item 5(c) for a list of transactions.) The Reporting Persons may in the future determine to purchase more shares of the Issuer’s Class A Common Stock and/or dispose of shares of the Issuer’s Class A Common Stock in the ordinary course of their business activities, as market and other conditions dictate. Other than as described herein, none of the Reporting Persons have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses set forth in Item 5(a), (b), (c) and (e) of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are hereby amended and supplemented as follows:

(a) The following disclosure assumes that there are 116,058,284 shares of the Issuer’s Class A Common Stock outstanding as of May 6, 2013, which figure is based on the Issuer’s Form 10-Q filed on May 8, 2013.

(b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the close of business on July 17, 2013, BA Alpine may be deemed to beneficially own 4,833,634 shares of the Issuer’s Class A Common Stock, which constitutes approximately 4.2 percent of the Issuer’s outstanding Class A Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that BA Alpine is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of BA Alpine, Bank Austria has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. As a result, Bank Austria may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Bank Austria is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of Bank Austria, UniCredit has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. As a result, UniCredit may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that UniCredit is the beneficial owner of any of the BA Alpine Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as disclosed herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of the Issuer’s Class A Common Stock.

CUSIP NO. 223622101	Page 6 of 7

(c) Between June 25, 2013, and July 17, 2013, the Reporting Persons sold 1,847,668 shares of the Class A Common Stock in open market transactions. A list of those transactions is provided below. Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Class A Common Stock.

Transaction Date	Number of Shares	Price per share
6-25-2013	203,026	2.9942
6-26-2013	44,129	3.0091
6-27-2013	25,300	3.0015
7-01-2013	74,998	3.0024
7-02-2013	85,044	3.0013
7-03-2013	36,110	3.0001
7-05-2013	77,522	3.0013
7-08-2013	157,700	3.0112
7-09-2013	147,400	3.0636
7-10-2013	141,753	3.0710
7-11-2013	211,500	3.0779
7-12-2013	158,562	3.0893
7-15-2013	158,007	3.1257
7-16-2013	167,675	3.1097
7-17-2013	158,942	3.1050

(e) On July 11, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 6 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are hereby amended and supplemented as follows:

Joint Filing Agreement

On March 12, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

All of the materials filed as exhibits to the Original Schedule 13D, Amendment No. 1, Amendment No.2 and Amendment No. 3 are incorporated by reference herein.

CUSIP NO. 223622101	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013

UNICREDIT S.p.A.

By:	/s/ Jean Pierre Mustier
Name:	Jean Pierre Mustier
Title:	Head of CIB Division, UniCredit S.p.A.

UNICREDIT BANK AUSTRIA AG

By:	/s/ Josef Duregger
Name:	Josef Duregger
Title:	Head of Shareholding and Business Development

By:	/s/ Markus Schwimann
Name:	Markus Schwimann
Title:	Prokurist of UniCredit Bank Austria AG

BA ALPINE HOLDINGS, INC.

By:	/s/ Josef Duregger
Name:	Josef Duregger
Title:	Director, President and Treasurer

By:	/s/ Nicola Corsetti
Name:	Nicola Corsetti
Title:	Director and Vice-President and Secretary